Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

August 12, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher R. Bellacicco

Re:       The Optima Dynamic Alternatives Fund (File No. 811-23683)

Dear Mr. Bellacicco:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register The Optima Dynamic Alternatives Fund (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meanings as defined in the Registration Statement, unless otherwise indicated.

General

1.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.

Response: The Registrant confirms that it has not and does not intend to present any “test the waters” materials in connection with this offering.

Private Placement Memorandum

Fund Summary

2.	Comment: Investment Objective and Strategies (page 2). The second paragraph on this page states that the Fund may invest in a variety of liquid instruments, including “shares of other mutual funds and exchange traded funds.” Please add disclosure elaborating on these types of investments and whether the Fund will invest in mutual funds or exchange traded funds that invest in specific asset classes.

Response: The Registrant will remove the reference to “shares of other mutual funds and exchange traded funds” in the aforementioned section.

3.	Comment: Repurchase Offers (page 4). The disclosure in this paragraph states that “[e]ach repurchase offer ordinarily will be limited to the repurchase of approximately 25% of the Shares outstanding . . . .” However, disclosure in the “REPURCHASE OFFERS; LIMITED LIQUIDITY” section on page 9 states that “the Fund will conduct repurchase offers of no more than 5% of the Fund’s net assets generally quarterly . . . .” Please clarify this distinction in the repurchase percentage to indicate that, while the Fund is limited to repurchasing up 25% of the Shares outstanding, it generally does not plan to repurchase more than 5% quarterly.

Response: The Registrant will revise the disclosure on page 4 as follows:

Each repurchase offer ordinarily will be limited to the repurchase of approximately between 5% and 25% of the Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered.

The Registrant will revise the disclosure on page 9 as follows:

Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their net asset value (after all applicable fees), ~~and the Investment Manager intends to recommend to the Board that,~~ in normal market circumstances, the Fund will conduct repurchase offers of approximately between 5% and 25% ~~no more than 5%~~ of the Fund’s net assets generally quarterly on or about March 31, June 30, September 30, and December 31 of each year.

4.	Comment: Fund Fees and Expenses (page 5). Please disclose that the figures in the fee table are based on estimates.

Response: Footnotes 4 and 5 to the fee table currently indicate that “Other Expenses” and “Acquired Fund Fees and Expenses,” respectively, are based on estimated amounts for the current fiscal year. Therefore, no changes have been made to in response to this comment.

5.	Comment: Fund Fees and Expenses (page 6). Footnote 3 to the fee table states that the Investment Manager receives a Management Fee of 1.00%. However, the “Management Fee” line item in the fee table shows this fee to be 0.75%. Please reconcile this discrepancy.

Response: The Registrant will change the disclosure on footnote 3 to the fee table to reflect the correct Management Fee of 0.75%.

6.	Comment: Example (page 6). The example refers to a 3.00% sales charge. However, the fee table does not reflect any sales charge and disclosure in the “Purchasing Shares — Purchasing Terms” disclosure on page 44 states that Founders Class Shares are not subject to any initial sales charge. Please reconcile this discrepancy.

Response: The Registrant confirms that Founders Class Shares are not subject to any initial sales charge and will remove reference to the 3.00% sales charge in the example as follows:

You Would Pay the Following Expenses Based on ~~the Imposition of the 3.00% Sales Charge and~~ a $1,000 Investment in the Fund, Assuming a 5% Annual Return:

Investment Objective and Strategies

7.	Comment: Investment Process (page 8). The third paragraph of this section states that “Manager Selection is broken down into three stages of thorough due diligence processes . . . .” Please elaborate on these “three stages” in greater detail.

Response: The Registrant will replace the second and third paragraphs of the Investment Process section with the following:

Optima’s investment process is based on a rigorous team-oriented due diligence and risk management driven investment process comprised of four steps: Asset Allocation, Manager Selection, Portfolio Construction, and Risk Management:

•	Asset Allocation is a top-down process in which the team collectively develops consensus views on different market indices and asset classes to help serve as a framework for Fund positioning in line with the Fund’s investment strategy and objective.

•	Manager Selection is a bottom-up process that involves filtering through the hedge fund universe and is broken down into three stages of thorough due diligence processes. This manager selection process narrows the potential manager list at each stage until a high conviction buy list is designated and approved. The first stage involves idea generation and manager sourcing to identity potential managers. In the second stage, the research and risk management teams conduct thorough qualitative and quantitative due diligence review of the identified managers which involves multiple meetings and the preparation of a lengthy due diligence report which is presented to the investment committee. If the investment committee is in favor of moving forward, at the third stage, which involves operational and portfolio risk review, the investment team evaluates the operational infrastructure, including manager background checks, asset confirmation, review of audited financials and evaluation of the internal controls of the manager.

•	Portfolio Construction combines Asset Allocation with Manager Selection by evaluating which combinations of managers should be utilized. During this process, manager styles, correlations, volatility, upside/downside capture and other metrics are carefully analyzed to determine the appropriate risk/return level based on the specific portfolio’s objective.

•	Risk Management involves ongoing communication, via telephone and onsite visits, with managers in addition to monitoring of performance, key fund changes, and risk levels across each portfolio, including leverage, liquidity, value at risk, and sector and geographic exposures to ensure proper balance and diversification.

8.	Comment: Investment Process (page 8). The third paragraph of this section states that “Portfolio Construction implements the asset allocation decisions in hand with the approved manager buy list, concentrating on sizing managers appropriately to match portfolio guidelines through a series of quantitative and qualitative inputs.” Please describe generally these quantitative and qualitative inputs.

Response: Please refer to the Registrant’s response to comment #7.

9.	Comment: Please identify the policies of the Fund that may not be changed without the vote of a majority of the outstanding voting securities, including those policies that the Fund deems to be fundamental within the meaning of Section 8(b) of the 1940 Act. See Item 8.2.c of Form N-2.

Response: The Registrant confirms that there are no other fundamental policies of the Registrant than those listed under the section entitled “Fundamental Policies” in the SAI as required by Item 17.2 of Form N-2. Additionally, as stated in the SAI, the investment objective of the Fund is not a fundamental policy of the Fund.

Principal Risk Factors

10.	Comment: Industry Concentration Risk (page 12). The disclosure in this risk notes that, while unlikely, it is possible that “at any given time, the assets of Underlying Funds in which the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets.” Please explain to the staff how this is consistent with the Fund’s own policy not to concentrate in any industry, as disclosed on page 2 of the SAI.

Response: The Registrant notes that while the Fund will not directly invest 25% or more of its total assets in any single industry, because Underlying Funds generally are not subject to industry concentration restrictions, it is possible that, at any given time, the assets of Underlying Funds in which the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. As noted in the Memorandum, this is unlikely to occur given the nature of the Fund’s investment program.

Additionally, the Registrant will revise the disclosure on page 2 of the SAI as follows:

(7) Invest 25% or more of the value of its total assets in the securities of issuers that the Fund’s investment advisor determines are engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation. The Fund may invest in Underlying Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in an Underlying Fund that it knows concentrates its assets in a single industry. ~~To the extent that an Underlying Fund has adopted a policy to concentrate in a particular industry or group of industries, the Fund will consider such a policy for purposes of determining compliance with its concentration policy.~~

11.	Comment: Non-U.S. Investments (page 20). Please add additional risk disclosure explaining that (a) it may be difficult to obtain or enforce a court judgment abroad; (b) there may be restrictions on foreign investments in other jurisdictions; and (c) there may be reduced levels of government regulation in foreign securities markets. See Guide 9 to Form N-2.

Response: The Fund will revise its disclosure as follows to include the risk factors described in the Guide 9 of the Guidelines to Form N-2:

NON-U.S. INVESTMENTS. It is expected that the Fund, either directly or through the Underlying Funds, will invest in securities of non-U.S. companies and countries. While the Fund invests primarily in equity securities of U.S. and Canadian issuers, the Fund may invest directly in other foreign markets, including emerging markets. The Fund may also invest in American Depository Receipts (“ADRs”). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by reduced levels of governmental exchange control regulations; foreign withholding taxes; reduced liquidity in foreign markets; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company’s assets; delays in settlement of transactions; other jurisdictions imposing restrictions on investments; changes in governmental economic or monetary policies in the United States or abroad; or other political and economic factors. In addition, there may be difficult in obtaining or enforcing a court judgment abroad.

Administration

12.	Comment: If the Fund has a dividend-paying agent, please state the name and principal business address of such agent. See Item 9.1.e of Form N-2.

Response: The Registrant confirms that it does not have a dividend-paying agent. Therefore, no changes have been made to in response to this comment.

Fund Expenses

13.	Comment: Please explain how organizational expenses will be amortized and over what period. See Item 9.1.f of Form N-2.

Response: The Registrant will include disclosure that the Fund’s organizational expenses will be expensed as incurred in accordance with U.S. Generally Accepted Accounting Principles.

Conflicts of Interest

14.	Comment: Please disclose any conflicts that may arise in relation to the Investment Manager’s selection of investments or use of techniques, such as leverage, that may have the effect of increasing the Investment Manager’s compensation.

Response: Since the Investment Manager is compensated based on the Fund’s net assets, the Investment Manager’s selection of investments or use of techniques, such as leverage, does not have the effect of increasing the Investment Manager’s compensation. Therefore, no changes have been made in response to this comment.

15.	Comment: The disclosure in the second paragraph of this section states that the Investment Manager and its affiliates may provide advisory services to other investment vehicles that may co-invest with the Fund in certain transactions. Please disclose whether the Fund plans to seek an exemptive order to permit it to co-invest.

Response: The Registrant will add the following disclosure to the aforementioned section:

The Fund will not participate in any transactions that are prohibited under Section 17(d) of the Investment Company Act unless and until the Fund obtains an exemptive order from the SEC that would permit the Fund to engage in such transactions.

16.	Comment: The disclosure in the third paragraph of this section states “[t]he Investment Manager and its affiliates are not obligated to refer any investment opportunity to the Fund.” Please supplementally explain to the staff how this is consistent with the Investment Manager’s fiduciary duty to the Fund.

Response: The Fund’s Investment Manager has advised the Registrant that the Investment Manager and its affiliates will allocate investment opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Fund and their other clients and consistent with their policies related to allocation of investments. However, there can be no assurance that every investment will be allocated to the Fund.

Dividend Reinvestment Plan

17.	Comment: Please disclose whether shareholders will receive partial shares in connection with the Dividend Reinvestment Plan.

Response: The Fund will revise the disclosure concerning the Dividend Reinvestment Plan to clarify that the additional Shares received will include fractional shares, if any.

Taxes

18.	Comment: Taxation of the Fund (page 40). The final paragraph on this page states that “the Fund expects to invest in debt obligations that will be treated as having ‘market discount’ and/or original issue discount (‘OID’) for U.S. federal income tax purposes.” If the Fund expects to invest significantly in OID securities, please disclose this as part of the Fund’s strategy and discuss the risks presented by OID investments, including that:

a.	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
b.	use of OID securities may provide certain benefits to the Fund’s Investment Manager, including increasing management fees;
c.	the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and
d.	the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Registrant does not expect to invest significantly in OID securities and therefore no changes have been made in response to this comment.

Purchasing Shares

19.	Comment: Purchase Terms (page 44). The penultimate paragraph on this page refers to the “Distributor.” Please revise this to refer to the Placement Agent.

Response: The Registrant will revise the disclosure as requested.

20.	Comment: Purchase Terms (page 45). The first paragraph on this page says that “Shares will generally be offered for purchase on each business day . . . .” However, the final paragraph on page 3 states that Shares will be available for purchase on the first day of each calendar month. Please reconcile this discrepancy.

Response: The Registrant will revise the disclosure on page 45 as follows:

Shares will generally be offered for purchase as of the first day of each calendar month~~on each business day~~, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

21.	Comment: Please add disclosure indicating whether Shares (a) are liable to further calls or assessments; and (b) have any preemptive rights, conversion rights and, if applicable, sinking fund provisions. See Item 10.1.a of Form N-2.

Response: The Registrant will add the following disclosure on page 44:

DESCRIPTION OF SHARES

The Fund is authorized to offer one class of Shares designated as Founders Class Shares. The Fund may offer other classes of Shares as well in the future. The Fund has applied for and expects to receive an exemptive order from the SEC with respect to the multi-class structure and the imposition of certain fees on classes of Shares. There is no assurance that the Fund will be granted the exemptive order. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Founders Class Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales charges; (7) any conversion features, as permitted under the Investment Company Act.

Statement of Additional Information

22.	Comment: Convertible Securities (page 4). The staff notes that the Fund or Underlying Funds may invest in convertible and hybrid securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate regarding the risks of CoCos.

Response: The Registrant will include the following risk disclosure in the SAI:

Contingent Convertible Securities. Contingent convertible securities are subject additional risk factors in addition to those related to convertible securities. If an event occurs that triggers the conversion to equity or writing down of the security, the Fund may lose the principal amount invested on a permanent or temporary basis or the contingent convertible security may be converted to equity. Coupon payments on contingent convertible securities may be discretionary and may be cancelled by the issuer. Holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc:	John C. Lee, Securities and Exchange Commission
Christian T. Sandoe, Securities and Exchange Commission